UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                     Penn Engineering & Manufacturing Corp.
                     --------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                   707389 10 2
                                 --------------
                                 (CUSIP Number)

                     John W. Kauffman, c/o Duane Morris LLP
                 One Liberty Place, Philadelphia, PA 19103-7396
               -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 28, 2003
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because ofss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D


CUSIP No. 707389 10 2
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      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
         (entities only). Thomas M. Hyndman, Jr.

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      2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b) X

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      3. SEC Use Only
         .......................................................................

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      4.          Source of Funds (See Instructions) Not applicable.

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      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e)

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      6. Citizenship or Place of Organization United States of America



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--------------------------------------------------------------------------------
                7. Sole Voting Power
                         1,140 shares of Class A Common Stock

                ----------------------------------------------------------------
Number of       8. Shared Voting Power
Shares                             0
Beneficially
Owned by        ----------------------------------------------------------------
Each
Reporting       9. Sole Dispositive Power
Person With:             1,140 shares of Class A Common Stock


                ----------------------------------------------------------------
                10. Shared Dispositive Power
                                   0

--------------------------------------------------------------------------------
                11. Aggregate Amount Beneficially Owned by Each Reporting Person
                    1,140 shares of Class A common Stock

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                12. Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

-------------------------------------------------------------------------------
                13. Percent of Class Represented by Amount in Row (11) less than
                    .1%

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                14. Type of Reporting Person (See Instructions) IN

--------------------------------------------------------------------------------

                         SCHEDULE 13D - Amendment No. 4

ITEM 1.           SECURITY AND ISSUER.

         This Amendment No. 4 to Schedule 13D relates to the $.01 par value Class A common stock (the "Class A Common Stock") of Penn Engineering & Manufacturing Corp. (the "Issuer"). The address of the Issuer's principal office is P.O. Box 1000, Danboro, PA 18916.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a) The name of the person filing this Schedule 13D is Thomas M. Hyndman, Jr.

         (b) The business address of Mr. Hyndman is One Liberty Place, Philadelphia, PA 19103-7396.

         (c) Mr. Hyndman is a retired partner of Duane Morris LLP, a law firm, whose address is One Liberty Place, Philadelphia, PA 19103-7396.

         (d) During the last five years, Mr. Hyndman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Hyndman was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Hyndman was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Hyndman is a citizen of the United States.

ITEM 3.           SOURCE OR AMOUNT OF FUNDS OR OTHER CONTRIBUTION.

         Not applicable.

ITEM 4.           PURPOSE OF TRANSACTION.

         Not applicable. Mr. Hyndman is filing this amendment to indicate that he beneficially owns less than 5% of the outstanding shares of Class A Common Stock. See Item 5 below.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, Mr. Hyndman owns 1,140 shares of Class A Common Stock, or less than .1%, of the Issuer's outstanding shares of Class A Common Stock.

         (b) Mr. Hyndman has the sole power to vote the shares of Class A Common Stock beneficially owned by him described in paragraph
                  (a) above.

         (c) On February 28, 2003, Mr. Hyndman resigned as co-trustee of the five trusts listed below, which beneficially own an aggregate of 559,881 shares, or approximately 16.7%, of the outstanding shares of Class A Common Stock of the Issuer.

                    (i) Trust Under the Will of Gladys Swanstrom (co-trustees with Kenneth A. Swanstrom and PNC Bank, N.A.) - 125,950 shares.

                   (ii) Trust Under the Will of Klas A. Swastrom (co-trustees with Kenneth A. Swanstrom and PNC Bank, N.A.) - 196,944 shares.

                  (iii) Trust Under Deed of Klas A. Swanstrom dated January 12, 1973 (co-trustees with Kenneth A. Swanstrom and PNC Bank, N.A.) - 115,500 shares.

                   (iv) Trust Under Item Fourth of the Will of Lawrence W. Swanstrom (co-trustees with Daryl L. Swanstrom and Bank of America Corporation) - 108,480 shares.

                     v) Trust Under Item Fifth of the Will of Lawrence W. Swanstrom (co-trustees with Daryl L. Swanstrom and
                           Bank of America Corporation)   - 13,007 shares.

         (d)      Not applicable.

         (e) Upon his resignation as co-trustee of the trusts reference in paragraph (c) above, Mr. Hyndman beneficially owned less than 5% of the outstanding shares of Class A Common Stock of the Issuer and is no longer obligated to file reports pursuant to
                  Section 13(d).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  March 7, 2003                                 /s/ Thomas M. Hyndman, Jr.
                                                     --------------------------
                                                     Thomas M. Hyndman, Jr.